ENERGAS RESOURCES, INC.
                                800 N.E. 63rd St.
                             Oklahoma City, OK 73105


                                 April 11, 2008

Gary Newberry
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, DC 20549


     With respect to the Company's recent filing of its amended report on Form 10-KSB, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Very Truly Yours,


                                /s/ George G. Shaw
                                ------------------------------
                                 George G. Shaw, President




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